United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM U-9C-3
QUARTERLY REPORT PURSUANT TO RULE 58
For the Quarterly Period Ending March 31, 2001

National Fuel Gas Company
(Name of Registered Holding Company)

10 Lafayette Square
Buffalo, New York 14203
(Name of Principal Executive Officer)

Inquiries concerning this Form U-9C-3 may be directed to:
James R. Peterson
Assistant Secretary
National Fuel Gas Company
Suite 1500
10 Lafayette Square
Buffalo, New York 14203
(716) 857-7086

                           Item 1 - Organization Chart

Name of Reporting Co.      Energy or Gas  Date of       State of      Percentage of           Nature of  Business
                           Related        Organization  Organization  Voting Securities
                                                                      Held

National Fuel Gas Company  Holding        1902          New Jersey    Holds all voting        The Company  is an integrated
                                                                      securities of National  natural gas operation engaged in
                                                                      Fuel Resources, Inc.    owning and holding securities
                                                                      and the reporting       issued by its subsidiaries.
                                                                      companies except as
                                                                      indicated below.

Seneca Independence        Gas            1996          Delaware      100%                    Holds a 33 1/3% general partnership
Pipeline Company                                                                              interest in Independence Pipeline
                                                                                              Company, which was not formed
                                                                                              under Rule 58.

Niagara Independence       Holding        1997          Delaware      100%                    Holds the 33-1/3% general partnership
Marketing Company                                                                             interest in DirectLink indicated
                                                                                              below.

DirectLink Gas Marketing   Gas            1997          Delaware      33-1/3%                 Gas marketing.
Company

Upstate Energy Inc.        Gas            1997          New York      100%                    Gas marketing. Also owns a 50%
                                                                                              interest in the Roystone Gas
                                                                                              Processing Plant which was acquired
                                                                                              pursuant to Rule 58.

Roystone Gas Processing    Gas            1994          Pennsylvania  50%                     Processes natural gas and sells
Plant                                                   (general                              natural gas liquids.
                                                        partnership)

      NARRATIVE DESCRIPTION:

      National Fuel Gas Company is not a "reporting  company" but is included in this Item 1 because it holds,  directly or indirectly,  voting  securities issued by reporting companies as indicated above.

      During the quarter ended March 31, 2001, the reporting  companies  engaged in the following activities:

      Seneca Independence  Pipeline Company ("SIP") retained its 33 1/3% general partnership  interest in Independence  Pipeline Company  ("Independence"),
      pursuant to approval  by the SEC under the PUHCA (see File  70-9117,  HCAR
      No.  35-26840).  SIP's  transactions  this  quarter are  described  in its financial statements at Item 6.

      Niagara  Independence  Marketing  Company  ("NIM")  retained  its 33  1/3%
      interest in DirectLink  Gas Marketing  Company  ("DirectLink").  NIM's and
      DirectLink's  transactions  this quarter are described in their  financial statements at Item 6.

      Upstate Energy Inc. ("Upstate") engaged in gas marketing transactions this quarter.

      Roystone  Gas  Processing  Plant  engaged in  processing  natural  gas and selling natural gas liquids during the quarter.

            Item 2 - Issuance of Securities and Capital Contributions

Company           Type of   Principal Amount  Issue or  Cost of  Person to      Collateral  Consideration
Issuing           Security  of Security       Renewal   Capital  Whom Security  Given With  Received for
Stock             Issued                                         Was Issued     Security    Each Security

Seneca            Note      $  100,000        Issue*    N/A      National       N/A          $  100,000
Independence                $  200,000        Issue*             Fuel Gas                    $  200,000
Pipeline                                                         Company
Company

DirectLink Gas    no transactions this quarter
Marketing
Company

Niagara           no transactions this quarter
Independence
Marketing
Company

Upstate           Note      $  200,000        Issue**   N/A      National       N/A           $  200,000
Energy                      $  100,000        Issue**            Fuel Gas                     $  100,000
                            $1,800,000        Issue**            Company                      $1,800,000
                            $6,100,000        Issue**                                         $6,100,000
                            $  100,000        Issue**                                         $  100,000
                            $  200,000        Issue**                                         $  200,000
                            $  100,000        Issue**                                         $  100,000

Roystone Gas      no transactions this quarter
Processing Plant

     *  Represents an increase in the daily principal balance of borrowings from the National Fuel Gas Company System Money Pool as compared with balance from preceding day.  For the quarter, the outstanding balance increased by $100,000.
     ** Represents an increase in the daily principal balance of borrowings from the National Fuel Gas Company System Money Pool as compared with the balance from the preceding day.  For the quarter, the outstanding balance decreased by $9,400,000.

                         Item 3 -Associate Transactions

 Part 1 - Transactions Performed by Reporting Company on Behalf of Associate Companies

Reporting Co.     Associate Co.  Types of     Direct     Indirect  Cost of  Total Amount Billed
Rendering         Receiving      Services     Costs      Costs     Capital
Services          Services       Rendered     Charged    Charged

Roystone Gas      National Fuel  Natural gas  $186,006*   -0-       -0-     $186,006
Processing Plant  Gas Supply     processing
                  Corporation

*    Represents payments made by National Fuel Gas Supply Corporation to
     Roystone Gas Processing Plant ("Roystone") pursuant to an agreement predating Upstate Energy Inc.'s investment in Roystone.

 Part 2 - Transactions Performed by Associate Companies on Behalf of Reporting Company

Associate Co.    Reporting Co.  Types of       Direct   Indirect  Cost of  Total Amount Billed
Rendering        Receiving      Services       Costs    Costs     Capital
Services         Services       Rendered       Charged  Charged

National Fuel    Seneca         Managerial,    -0-      -0-       -0-      -0-
Gas Supply       Independence   financial,
Corporation      Pipeline       legal, and
                 Company        other similar
                                services.

Seneca           Upstate        Managerial,    -0-      -0-       -0-      -0-
Resources        Energy Inc.    financial and
Corporation                     other similar
                                services.

National Fuel    Upstate        Managerial     -0-      -0-       -0-      -0-
Resources, Inc.  Energy Inc.    services.

--------------------------------

Upstate Energy Inc. also may have purchased regulated interstate natural gas transportation and storage services from its associate, National Fuel Gas Supply
Corporation ("Supply"), pursuant to Supply's FERC gas tariff, but such services are "exempted transactions" pursuant to Rule 81 under the Public Utility Holding
Company Act (17 CFR Sec. 250.81).

                    Item 4 - Summary of Aggregate Investment

Investment in Energy-Related Companies:

        Not applicable; all the Reporting Companies are gas-related companies.

Investments in Gas-Related Companies:

        Confidential Treatment requested pursuant to Rule 104(b)

                           Item 5 - Other Investments

Major Line of Energy-  Other Investment in last  Other Investment in This  Reason For Difference
Related Business       U-9C-3 Report             U-9C-3 Report             in Other Investment

None

                    Item 6- Financial Statements and Exhibits

A.  Financial Statements:

      Balance Sheet for Seneca Independence Pipeline Company ("Seneca")     Confidential treatment requested pursuant to Rule 104(b)
      Income Statement for Seneca                                           Confidential treatment requested pursuant to Rule 104(b)
      Balance Sheet for Niagara Independence Marketing Company ("Niagara")  Confidential treatment requested pursuant to Rule 104(b)
      Income Statement of Niagara                                           Confidential treatment requested pursuant to Rule 104(b)
      Balance Sheet for DirectLink Gas Marketing Company ("DirectLink")     Confidential treatment requested pursuant to Rule 104(b)
      Income Statement for DirectLink                                       Confidential treatment requested pursuant to Rule 104(b)
      Balance Sheet for Upstate Energy Inc. ("Upstate")                     Confidential treatment requested pursuant to Rule 104(b)
      Income Statement for Upstate                                          Confidential treatment requested pursuant to Rule 104(b)
      Balance Sheet for Roystone Gas Processing Plant ("Roystone")          Confidential treatment requested pursuant to Rule 104(b)
      Income Statement for Roystone                                         Confidential treatment requested pursuant to Rule 104(b)

B.  Exhibits:

      1.  Copies of contracts required to be provided by Item 3:  NOT APPLICABLE

      2.  Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions:
          EXHIBIT A

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated:  May 23, 2001

                                       NATIONAL FUEL GAS COMPANY

                                       By  /s/ James R. Peterson
                                         --------------------------------------
                                         James R. Peterson
                                         Assistant Secretary